Exhibit 99.2

Royal Dutch Shell plc

Three and nine month period ended September 30, 2012

Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 5

3RD QUARTER 2012 UNAUDITED RESULTS

•	Royal Dutch Shell’s third quarter 2012 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $6.1 billion compared with $7.2 billion in the same quarter a year ago.

•

Third quarter 2012 CCS earnings, excluding identified items (see page 11), were $6.6 billion compared with $7.0 billion in the third quarter 2011, a decrease of 6%. Basic CCS earnings per share excluding identified items decreased by 6% versus the same quarter a year ago.

•	Cash flow from operating activities for the third quarter 2012 was $9.5 billion. Cash flow from operating activities excluding movements in working capital was $11.7 billion in the third quarter 2012.

•	Net capital investment (see Note 1) for the third quarter 2012 was $8.0 billion. Capital investment for the third quarter 2012 was some $8.8 billion and proceeds from divestments were $0.8 billion.

•

Total dividends distributed in the quarter were $2.8 billion, of which some $0.8 billion were settled under the Scrip Dividend Programme. During the third quarter 4.3 million shares were bought back for cancellation for a consideration of some $0.1 billion.

•	Gearing at the end of the third quarter 2012 was 8.6%.

•	A third quarter 2012 dividend has been announced of $0.43 per ordinary share and $0.86 per American Depository Share (ADS), an increase of 2.4% compared with the third quarter 2011.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Nine months
Q3 2012	Q2 2012	Q3 2011%[1]			2012	2011	%

7,139	4,063	6,976	+2	Income attributable to shareholders	19,921	24,418	-18
(1,012)	1,901	270		Current cost of supplies (CCS) adjustment for Downstream	(171)	(2,252)
6,127	5,964	7,246	-15	CCS earnings	19,750	22,166	-11
(432)	245	245		Less: Identified items[2]	193	2,325
6,559	5,719	7,001	-6	CCS earnings excluding identified items	19,557	19,841	-1
				Of which:
4,888	4,507	5,435		Upstream	15,648	15,493
1,731	1,296	1,818		Downstream	4,148	4,552
(60)	(84)	(252)		Corporate and Non-controlling interest	(239)	(204)

9,483	13,305	11,645	-19	Cash flow from operating activities	36,227	30,306	+20

0.98	0.95	1.16	-16	Basic CCS earnings per share ($)	3.16	3.57	-11
1.96	1.90	2.32		Basic CCS earnings per ADS ($)	6.32	7.14
1.05	0.91	1.12	-6	Basic CCS earnings per share excl. identified items ($)	3.13	3.20	-2
2.10	1.82	2.24		Basic CCS earnings per ADS excl. identified items ($)	6.26	6.40

0.43	0.43	0.42	+2	Dividend per share ($)	1.29	1.26	+2
0.86	0.86	0.84		Dividend per ADS ($)	2.58	2.52

[1]	Q3 on Q3 change.
[2]	See page 11.

The information in this results announcement reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 6

Royal Dutch Shell Chief Executive Officer Peter Voser commented:

“Shell is driving a long-term and consistent strategy, against a backdrop of volatile energy markets. Our profits pay for substantial investments in new energy supplies, and they pay dividends for our shareholders.

“Our earnings were driven by lower oil and gas prices, and lower chemicals margins, which offset the benefits of our operating performance, underlying growth in oil and gas production, and higher results in Integrated Gas and Oil Products.

“We’ve made progress with our Alaska exploration programme, commencing drilling operations in the Beaufort and Chukchi seas, as the industry continues to assess offshore potential there. This will be a multi-year exploration programme, demonstrating Shell’s commitments to high standards on sustainable development and safety.

“We continue to refresh our portfolio, launching new oil and gas developments, making new exploration discoveries, purchasing new liquids-rich shale acreage and increasing our positions in oil and gas fields where we can add value with our innovation and scale. We are also continuing with our capital efficiency drive, selling down positions where others can add more value. We have announced around $6 billion of acquisitions and new acreage and also around $6 billion of asset sales in 2012, which will better position Shell for growth.

“I am pleased with our progress in a difficult industry environment. There is more to come from Shell.”

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 7

THIRD QUARTER 2012 PORTFOLIO DEVELOPMENTS

Upstream

In Australia, Shell signed a agreement to consolidate the Crux gas and condensate field with Nexus Energy and Osaka Gas. Following the completion of the agreement, which is subject to regulatory approvals, Shell will assume operatorship and hold an 80% interest in the new joint venture.

Also in Australia, Shell agreed to exchange its 33.3% interest in Clio-Acme for Chevron’s 16.7% interest in East Browse and Chevron’s 20% interest in West Browse. In addition to the assets exchanged, a cash payment of some $0.5 billion from Shell to Chevron was agreed. Following the completion of this transaction, Shell’s interest will be 35% in West Browse and 25% in East Browse. The transaction is subject to regulatory approvals.

In China, Shell and China National Petroleum Corporation signed an amendment of the production-sharing contract (“PSC”) for the onshore Changbei block, covering some 1,692 square kilometres in the Ordos basin. The PSC amendment allows for development of additional tight gas sands as well as further development of the already producing main reservoir.

Shell and China National Offshore Oil Corporation (“CNOOC”) agreed for CNOOC to acquire a 25% participating interest in offshore exploration blocks BC9 and BCD10 in Gabon. CNOOC will reimburse Shell for 25% of certain past exploration costs and carry part of the future exploration costs. Following completion of the transaction in October, Shell’s interest is 75%.

In Norway, Shell agreed to acquire BP’s 18.36% interest in the offshore Draugen field for a consideration of some $0.2 billion. Shell is already the operator of the field and this transaction will bring Shell’s interest to 44.56%. The transaction, subject to regulatory approvals, is expected to be completed by the end of the year.

In the United States, Shell agreed to acquire 618 thousand net acres (equivalent to some 2,500 square kilometres) in the Permian basin in West Texas from Chesapeake Energy for a consideration of some $1.9 billion. The acreage is rich in oil and natural gas liquids and currently produces some 26 thousand barrels of oil equivalent per day (“boe/d”) with growth potential. The transaction was completed in October.

Also in the United States, Shell agreed to divest its 50% interest in the mature Holstein field (Shell share of production of 5 thousand boe/d) in the Gulf of Mexico for a consideration of some $0.6 billion. The transaction is expected to be completed by the end of the year.

Shell announced three final investment decisions, including on the Quest carbon capture and storage project (Shell share 60%) in Canada. Quest is expected to capture and store deep underground more than one million tonnes per annum of CO2 produced in bitumen processing. Quest is expected to reduce direct emissions from the Scotford Upgrader by up to 35%. In Italy, the final investment decision was taken on the onshore Tempa Rossa field (Shell share 25%) in the Basilicata region. The project is expected to produce some 45 thousand boe/d at peak production. In October, Shell announced the final investment decision for the Fram oil and gas field (Shell share 32%) in the United Kingdom North Sea. The field will be developed using floating production, storage and offloading technology. The project is expected to produce 35 thousand boe/d at peak production.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 8

In Nigeria, Shell completed the sale of its 30% interest in Oil Mining Lease 34 (Shell share of production of some 20 thousand boe/d) in the Niger Delta for a consideration of some $0.4 billion. In a separate transaction, Shell also completed the sale of its 30% interest in the non-producing Oil Mining Lease 40 for a consideration of some $0.1 billion. Including these transactions, Upstream divestment proceeds totalled some $0.6 billion in the third quarter 2012.

During the third quarter 2012, Shell participated in the Satyr-2 gas discovery (Shell share 25%) in the Carnarvon basin offshore Australia and the Tukau Timur Deep gas discovery (Shell share 50%) offshore Malaysia. Shell also drilled a successful appraisal well at Appomattox Southwest (Shell share 80%) in the Gulf of Mexico.

As part of its global exploration programme, Shell spent some $0.6 billion on new acreage positions during the third quarter of 2012, including positions in Benin deepwater, the Gulf of Mexico and onshore North America. New acreage positions were also added offshore Australia, China, Malaysia and Ukraine.

Downstream

In Norway, Shell acquired the remaining outstanding shares in Gasnor AS (“Gasnor”) for some $0.1 billion. Shell previously owned 4.1% of the shares in the company. Gasnor is a market leader in Norway in small scale LNG, supplying LNG as a transport fuel to industrial and marine customers.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 9

KEY FEATURES OF THE THIRD QUARTER 2012

•	Third quarter 2012 CCS earnings (see Note 1) were $6,127 million, 15% lower than in the same quarter a year ago.

•	Third quarter 2012 CCS earnings, excluding identified items (see page 11), were $6,559 million compared with $7,001 million in the third quarter 2011, a decrease of 6%.

•	Basic CCS earnings per share decreased by 16% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items decreased by 6% versus the same quarter a year ago.

•

Cash flow from operating activities for the third quarter 2012 was $9.5 billion, compared with $11.6 billion in the same quarter last year. Excluding movements in working capital, cash flow from operating activities in the third quarter 2012 was $11.7 billion, compared with $10.6 billion in the same quarter last year.

•	Net capital investment (see Note 1) for the third quarter 2012 was $8.0 billion. Capital investment for the third quarter 2012 was some $8.8 billion and proceeds from divestments were $0.8 billion.

•

Total dividends distributed in the third quarter 2012 were $2.8 billion, of which some $0.8 billion were settled by issuing some 22.3 million Class A shares under the Scrip Dividend Programme for the second quarter 2012. Under our share buyback programme some 4.3 million Class B shares were bought back for cancellation during the quarter for a consideration of some $0.1 billion.

•	Return on average capital employed (see Note 6) on a reported income basis was 12.9% at the end of the third quarter 2012.

•	Gearing was 8.6% at the end of the third quarter 2012 versus 10.8% at the end of the third quarter 2011.

•

Oil and gas production for the third quarter 2012 was 2,982 thousand boe/d. Excluding the impact of divestments, exits, PSC price effects and security impacts onshore Nigeria, third quarter 2012 production volumes were 1% higher compared with the same period last year.

•	LNG sales volumes of 4.97 million tonnes in the third quarter 2012 were 4% higher than in the same quarter a year ago.

•	Oil products sales volumes in the third quarter 2012 were 1% lower compared with the third quarter 2011.

•	Chemicals product sales volumes in the third quarter 2012 decreased by 3% compared with the same quarter a year ago.

•	Supplementary financial and operational disclosure for the third quarter 2012 is available at www.shell.com/investor.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 10

SUMMARY OF IDENTIFIED ITEMS

Earnings in the third quarter 2012 reflected the following items, which in aggregate amounted to a net charge of $432 million (compared with a net gain of $245 million in the third quarter 2011), as summarised in the table below:

•

Upstream earnings included a net charge of $298 million, reflecting impairments of $354 million mainly related to onshore gas properties in North America, a tax charge of $329 million related to the enactment of legislation in the United Kingdom restricting tax relief on decommissioning costs, an update to provisions related to decommissioning and restoration in the United States and the estimated fair value accounting of commodity derivatives. These items were partially offset by divestment gains of $554 million and the mark-to-market valuation of certain gas contracts. Upstream earnings for the third quarter 2011 included a net gain of $636 million.

•	Downstream earnings included a net charge of $134 million, reflecting legal and environmental provisions. Downstream earnings for the third quarter 2011 included a net charge of $338 million.

•	Corporate results and Non-controlling interest included a net charge of $53 million for the third quarter 2011.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Nine months
Q3 2012	Q2 2012	Q3 2011		2012	2011
			Segment earnings impact of identified items:
(298)	181	636	Upstream	336	2,397
(134)	64	(338)	Downstream	128	(19)
—	—	(53)	Corporate and Non-controlling interest	(271)	(53)
(432)	245	245	Earnings impact	193	2,325

These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s CCS earnings and are shown to provide additional insight into segment earnings and income attributable to shareholders. Further comments on the business segments are provided in the section ‘Earnings by Business Segment’ on page 12 to 14.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 11

EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Nine months
Q3 2012	Q2 2012	Q3 2011%[1]			2012	2011	%

4,888	4,507	5,435	-10	Upstream earnings excluding identified items	15,648	15,493	+1
4,590	4,688	6,071	-24	Upstream earnings	15,984	17,890	-11

8,278	9,830	8,520	-3	Upstream cash flow from operating activities	26,896	24,094	+12

6,932	5,293	5,944	+17	Upstream net capital investment	15,997	11,720	+36

1,599	1,612	1,676	-5	Liquids production available for sale (thousand b/d)	1,631	1,674	-3
8,022	8,647	7,749	+4	Natural gas production available for sale (million scf/d)	9,167	8,769	+5
2,982	3,103	3,012	-1	Total production available for sale (thousand boe/d)	3,211	3,186	+1

4.97	4.57	4.76	+4	LNG sales volumes (million tonnes)	14.71	13.99	+5

[1]	Q3 on Q3 change

Third quarter Upstream earnings excluding identified items were $4,888 million compared with $5,435 million a year ago. Identified items were a net charge of $298 million, compared with a net gain of $636 million in the third quarter 2011 (see page 11).

Compared with the third quarter 2011, Upstream earnings excluding identified items benefited from the increased contribution from Integrated Gas, which included an additional dividend from an LNG venture. Upstream Americas incurred a loss as a result of higher depreciation, increased operating expenses, lower gas realisations and the impact of hurricane Isaac on offshore operations in the Gulf of Mexico. Upstream earnings also reflected higher maintenance activities and increased exploration expenses.

Global liquids realisations were 5% lower and synthetic crude oil realisations in Canada were 8% lower than in the third quarter 2011. Global natural gas realisations were 3% lower than in the same quarter a year ago. Natural gas realisations in the Americas decreased by 38%, whereas natural gas realisations outside the Americas increased by 8%.

Third quarter 2012 production was 2,982 thousand boe/d compared with 3,012 thousand boe/d a year ago. Liquids production decreased by 5% and natural gas production increased by 4% compared with the third quarter 2011. Excluding the impact of divestments, exits, PSC price effects and security impacts onshore Nigeria, third quarter 2012 production volumes were 1% higher compared with the same period last year.

New field start-ups and the continuing ramp-up of fields contributed some 163 thousand boe/d to production in the third quarter 2012, in particular from the ramp-up of Pearl GTL in Qatar and Pluto LNG in Australia, which more than offset the impact of field declines.

LNG sales volumes of 4.97 million tonnes were 4% higher than in the same quarter a year ago. LNG sales volumes mainly reflected the contribution from Pluto LNG.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 12

DOWNSTREAM

Quarters				$ million	Nine months
Q3 2012	Q2 2012	Q3 2011%[1]			2012	2011	%

1,731	1,296	1,818	-5	Downstream CCS earnings excluding identified items	4,148	4,552	-9
1,597	1,360	1,480	+8	Downstream CCS earnings	4,276	4,533	-6

335	3,265	2,069	-84	Downstream cash flow from operating activities	6,808	4,597	+48

1,051	967	149	+605	Downstream net capital investment	2,804	1,980	+42

2,880	2,810	2,854	+1	Refinery processing intake (thousand b/d)	2,824	2,905	-3

6,290	6,321	6,374	-1	Oil products sales volumes (thousand b/d)	6,191	6,210	—

4,699	4,671	4,832	-3	Chemicals sales volumes (thousand tonnes)	14,049	14,391	-2

[1]	Q3 on Q3 change

Third quarter Downstream earnings excluding identified items were $1,731 million compared with $1,818 million in the third quarter 2011. Identified items were a net charge of $134 million, compared with a net charge of $338 million in the third quarter 2011 (see page 11).

Compared with the third quarter 2011, Downstream earnings excluding identified items benefited from a recovery in industry refining margins and Shell’s operating performance. Earnings were also supported by lower operating expenses, mainly as a result of favourable currency exchange rate effects. These items were more than offset by lower Chemicals earnings and reduced contributions from marketing and trading. Rising oil prices during the third quarter 2012 and the global economic slowdown impacted marketing contributions. Compared with the third quarter 2011, Chemicals earnings decreased due to rising feedstock prices in Europe, the impact of hurricane Isaac on operations in the Gulf of Mexico as well as the global economic slowdown.

Oil products sales volumes were 1% lower compared with the same period a year ago. Lower marketing volumes, as a result of weaker demand as well as portfolio divestments, were largely offset by higher trading volumes.

Chemicals sales volumes decreased by 3% compared with the same quarter last year, mainly due to reductions in European capacity and the impact of hurricane Isaac in the Gulf of Mexico. Chemicals manufacturing plant availability was 89% compared with 90% in the third quarter 2011. Improved global operating performance during the quarter largely offset the impact on availability of hurricane Isaac in the Gulf of Mexico.

Refinery intake volumes were 1% higher compared with the third quarter 2011. Excluding portfolio impacts, refinery intake volumes were 3% higher than in the same period a year ago as result of improved operating performance. Excluding the impact of hurricane Isaac in the Gulf of Mexico, availability was in line with the 94% availability in the third quarter 2011.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 13

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Nine months
Q3 2012	Q2 2012	Q3 2011		2012	2011

(60)	(84)	(252)	Corporate and Non-controlling interest excl. identified items	(239)	(204)
			Of which:
15	(36)	(201)	Corporate	(51)	39
(75)	(48)	(51)	Non-controlling interest	(188)	(243)

(60)	(84)	(305)	Corporate and Non-controlling interest	(510)	(257)

Third quarter Corporate results and Non-controlling interest excluding identified items incurred a loss of $60 million compared with a loss of $252 million in the same period last year.

Corporate results excluding identified items compared with the third quarter 2011 mainly reflected favourable currency exchange rate effects and higher tax credits. These items were partly offset by increased net interest expense. In the third quarter 2012 favourable currency exchange rate effects were $77 million compared with adverse currency exchange rate effects of $270 million in the same period last year.

FORTHCOMING EVENTS

Fourth quarter 2012 results and fourth quarter 2012 dividend are scheduled to be announced on January 31, 2013. First quarter 2013 results and first quarter 2013 dividend are scheduled to be announced on May 2, 2013. Second quarter 2013 results and second quarter 2013 dividend are scheduled to be announced on August 1, 2013. Third quarter 2013 results and third quarter 2013 dividend are scheduled to be announced on October 31, 2013.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 14

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Nine months
Q3 2012	Q2 2012	Q3 2011%[1]			2012	2011	%
112,118	117,068	123,412		Revenue	349,106	354,596
2,367	1,514	2,041		Share of profit of equity-accounted investments	6,821	6,504
944	1,304	504		Interest and other income	3,162	4,261
115,429	119,886	125,957		Total revenue and other income	359,089	365,361
87,265	95,041	98,094		Purchases	276,375	278,179
6,513	6,379	6,761		Production and manufacturing expenses	18,941	19,465
3,709	3,459	3,516		Selling, distribution and administrative expenses	10,857	10,629
311	289	253		Research and development	895	721
713	862	661		Exploration	1,937	1,441
3,875	3,503	3,803		Depreciation, depletion and amortisation	10,780	9,985
415	411	331		Interest expense	1,378	1,086
12,628	9,942	12,538	+1	Income before taxation	37,926	43,855	-14
5,389	5,874	5,505		Taxation	17,785	19,138
7,239	4,068	7,033	+3	Income for the period	20,141	24,717	-19
100	5	57		Income attributable to non-controlling interest	220	299
7,139	4,063	6,976	+2	Income attributable to Royal Dutch Shell plc shareholders	19,921	24,418	-18

[1]	Q3 on Q3 change.

EARNINGS PER SHARE

Quarters			$	Nine months
Q3 2012	Q2 2012	Q3 2011		2012	2011
1.14	0.65	1.12	Basic earnings per share	3.19	3.93
1.14	0.65	1.12	Diluted earnings per share	3.18	3.93

SHARES[2]

Quarters			Million	Nine months
Q3 2012	Q2 2012	Q3 2011		2012	2011
			Weighted average number of shares as the basis for:
6,266.3	6,265.9	6,238.1	Basic earnings per share	6,253.9	6,206.2
6,273.9	6,273.2	6,247.1	Diluted earnings per share	6,261.2	6,216.2

6,284.8	6,266.2	6,236.5	Shares outstanding at the end of the period	6,284.8	6,236.5

[2]	Royal Dutch Shell plc ordinary shares of €0.07 each.

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 15

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2012	Q2 2012	Q3 2011		2012	2011
7,239	4,068	7,033	Income for the period	20,141	24,717
			Other comprehensive income, net of tax:
2,424	(2,805)	(4,642)	Currency translation differences	1,504	(2,018)
(97)	70	23	Unrealised gains/(losses) on securities	(132)	13
(187)	567	(130)	Cash flow hedging gains/(losses)	(70)	(89)
27	39	29	Share of other comprehensive income/(loss) of equity-accounted investments	(43)	99
2,167	(2,129)	(4,720)	Other comprehensive income/(loss) for the period	1,259	(1,995)
9,406	1,939	2,313	Comprehensive income for the period	21,400	22,722
132	(36)	(46)	Comprehensive income/(loss) attributable to non-controlling interest	254	255
9,274	1,975	2,359	Comprehensive income attributable to Royal Dutch Shell plc shareholders	21,146	22,467

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2012	536	(2,990)	8,984	162,987	169,517	1,486	171,003
Comprehensive income for the period	—	—	1,225	19,921	21,146	254	21,400
Capital contributions from and other changes in non-controlling interest	—	—	—	36	36	(76)	(40)
Dividends paid	—	—	—	(8,194)	(8,194)	(266)	(8,460)
Scrip dividends[1]	6	—	(6)	2,438	2,438	—	2,438
Repurchases of shares[2]	(2)	—	2	(1,815)	(1,815)	—	(1,815)
Shares held in trust: net sales/ (purchases) and dividends received	—	782	—	114	896	—	896
Share-based compensation	—	—	243	(482)	(239)	—	(239)
At September 30, 2012	540	(2,208)	10,448	175,005	183,785	1,398	185,183

[1]	During the first nine months of 2012 some 69.6 million Class A shares, equivalent to $2.4 billion, were issued under the Scrip Dividend Programme.
[2]	Includes shares committed to repurchase at September 30, 2012.

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2011	529	(2,789)	10,094	140,179	148,013	1,767	149,780
Comprehensive income for the period	—	—	(1,951)	24,418	22,467	255	22,722
Capital contributions from and other changes in non-controlling interest	—	—	—	48	48	(46)	2
Dividends paid	—	—	—	(7,816)	(7,816)	(374)	(8,190)
Scrip dividends[1]	9	—	(9)	2,627	2,627	—	2,627
Repurchases of shares[2]	(3)	—	3	(1,501)	(1,501)	—	(1,501)
Shares held in trust: net sales/ (purchases) and dividends received	—	961	—	99	1,060	—	1,060
Share-based compensation	—	—	(230)	(67)	(297)	—	(297)
At September 30, 2011	535	(1,828)	7,907	157,987	164,601	1,602	166,203

[1]	During the first nine months of 2011 some 77.3 million Class A shares, equivalent to $2.6 billion, were issued under the Scrip Dividend Programme.
[2]	Includes shares committed to repurchase and repurchases subject to settlement at September 30, 2011.

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 17

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Sept 30, 2012	Dec 31, 2011
Assets
Non-current assets:
Intangible assets	4,478	4,521
Property, plant and equipment	162,401	152,081
Equity-accounted investments	39,033	37,990
Investments in securities	5,492	5,492
Deferred tax	4,246	4,732
Prepaid pension costs	12,461	11,408
Trade and other receivables	10,070	9,256
	238,181	225,480

Current assets:
Inventories	32,358	28,976
Trade and other receivables	70,972	79,509
Cash and cash equivalents	18,839	11,292
	122,169	119,777

Total assets	360,350	345,257

Liabilities
Non-current liabilities:
Debt	28,078	30,463
Trade and other payables	4,322	4,921
Deferred tax	16,107	14,649
Retirement benefit obligations	6,169	5,931
Decommissioning and other provisions	16,262	15,631
	70,938	71,595

Current liabilities:
Debt	8,280	6,712
Trade and other payables	77,550	81,846
Taxes payable	14,869	10,606
Retirement benefit obligations	399	387
Decommissioning and other provisions	3,131	3,108
	104,229	102,659
Total liabilities	175,167	174,254

Equity attributable to Royal Dutch Shell plc shareholders	183,785	169,517

Non-controlling interest	1,398	1,486
Total equity	185,183	171,003

Total liabilities and equity	360,350	345,257

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 18

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2012	Q2 2012	Q3 2011		2012	2011

			Cash flow from operating activities
7,239	4,068	7,033	Income for the period	20,141	24,717
			Adjustment for:
5,385	5,892	5,746	– Current taxation	16,756	17,193
362	358	249	– Interest expense (net)	1,219	889
3,875	3,503	3,803	– Depreciation, depletion and amortisation	10,780	9,985
(428)	(1,193)	(347)	– Net gains on sale of assets	(2,145)	(3,335)
(2,209)	3,836	1,011	– Decrease/(increase) in net working capital	2,397	(5,783)
(2,367)	(1,514)	(2,041)	– Share of profit of equity-accounted investments	(6,821)	(6,504)
2,537	2,799	2,402	– Dividends received from equity-accounted investments	7,918	6,485
(75)	(70)	(204)	– Deferred taxation and decommissioning and other provisions	826	1,927
(205)	261	(540)	– Other	(352)	(399)
14,114	17,940	17,112	Net cash from operating activities (pre-tax)	50,719	45,175

(4,631)	(4,635)	(5,467)	Taxation paid	(14,492)	(14,869)

9,483	13,305	11,645	Net cash from operating activities	36,227	30,306

			Cash flow from investing activities
(8,413)	(7,033)	(7,261)	Capital expenditure	(21,902)	(16,387)
(789)	(724)	(199)	Investments in equity-accounted investments	(2,811)	(1,571)
786	1,675	1,594	Proceeds from sales of assets	4,833	5,815
56	170	200	Proceeds from sales of equity-accounted investments	283	425
(26)	10	6	Proceeds from sales/(purchases) of securities (net)	(56)	7
47	45	75	Interest received	140	185
(8,339)	(5,857)	(5,585)	Net cash used in investing activities	(19,513)	(11,526)

			Cash flow from financing activities
507	248	(365)	Net (decrease)/increase in debt with maturity period within three months	302	(2,883)
2,551	134	477	Other debt: New borrowings	3,295	1,244
(182)	(1,533)	(2,529)	Repayments	(4,682)	(4,064)
(352)	(339)	(173)	Interest paid	(1,145)	(1,195)
(10)	(2)	(3)	Change in non-controlling interest	(2)	(3)
			Cash dividends paid to:
(1,973)	(2,112)	(1,865)	– Royal Dutch Shell plc shareholders	(5,756)	(5,189)
(164)	(78)	(175)	– Non-controlling interest	(266)	(374)
(149)	(890)	(817)	Repurchases of shares	(1,039)	(817)
(93)	(103)	10	Shares held in trust: net sales/(purchases) and dividends received	9	413
135	(4,675)	(5,440)	Net cash used in financing activities	(9,284)	(12,868)

278	(515)	(829)	Currency translation differences relating to cash and cash equivalents	117	(100)
1,557	2,258	(209)	Increase in cash and cash equivalents	7,547	5,812
17,282	15,024	19,465	Cash and cash equivalents at beginning of period	11,292	13,444
18,839	17,282	19,256	Cash and cash equivalents at end of period	18,839	19,256

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 19

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

These Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively “Shell”) are prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2011 (pages 105 to 110) as filed with the US Securities and Exchange Commission.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2011 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or (3) of the Companies Act 2006.

The Interim Statements are unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period.

Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings thus exclude the effect of changes in the oil price on inventory carrying amounts. Net capital investment information is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

2. Information by Business Segment

Quarters		$ million	Nine months
Q3 2012	Q3 2011		2012	2011
		Third-party revenue
10,028	10,888	Upstream	32,066	30,659
102,075	112,516	Downstream	317,000	323,907
15	8	Corporate	40	30
112,118	123,412	Total third-party revenue	349,106	354,596

		Inter-segment revenue
12,338	12,929	Upstream	38,337	37,304
172	125	Downstream	555	545
—	—	Corporate	—	—

		Segment earnings
4,590	6,071	Upstream	15,984	17,890
1,597	1,480	Downstream	4,276	4,533
15	(254)	Corporate	(285)	(14)
6,202	7,297	Total segment earnings	19,975	22,409

Quarters		$ million	Nine months
Q3 2012	Q3 2011		2012	2011
6,202	7,297	Total segment earnings	19,975	22,409
		Current cost of supplies adjustment:
1,130	(260)	Purchases	160	2,787
(294)	75	Taxation	(51)	(794)
201	(79)	Share of profit of equity-accounted investments	57	315
7,239	7,033	Income for the period	20,141	24,717

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 20

3. Share capital

Issued and fully paid

	shares of €0.07 each		Sterling deferred shares of £1
Number of shares	Class A	Class B	each
At January 1, 2012	3,668,550,437	2,661,403,172	50,000
Scrip dividends	69,588,598	—	—
Repurchases of shares	—	(30,728,970)	—
At September 30, 2012	3,738,139,035	2,630,674,202	50,000

Nominal value

$ million	Class A	Class B	Total
At January 1, 2012	312	224	536
Scrip dividends	6	—	6
Repurchases of shares	—	(2)	(2)
At September 30, 2012	318	222	540

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 22, 2012, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc and grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of August 22, 2013, and the conclusion of the Annual General Meeting to be held in 2013, unless previously renewed, revoked or varied in a General Meeting of Shareholders.

4. Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve [2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2012	3,432	154	60	1,571	3,767	8,984
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,225	1,225
Scrip dividends	(6)	—	—	—	—	(6)
Repurchases of shares	—	—	2	—	—	2
Share-based compensation	—	—	—	243	—	243
At September 30, 2012	3,426	154	62	1,814	4,992	10,448

At January 1, 2011	3,442	154	57	1,483	4,958	10,094
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(1,951)	(1,951)
Scrip dividends	(9)	—	—	—	—	(9)
Repurchases of shares	—	—	3	—	—	3
Share-based compensation	—	—	—	(230)	—	(230)
At September 30, 2011	3,433	154	60	1,253	3,007	7,907

[1]

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The “Shell” Transport and Trading Company plc, now The Shell Transport and Trading Company Limited, in 2005.

[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 21

5. Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in the quarterly results.

6. Return on average capital employed

Return on average capital employed measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, return on average capital employed is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

LIQUIDITY AND CAPITAL RESOURCES

Third quarter Net cash from operating activities in the third quarter 2012 was $9.5 billion compared with $11.6 billion for the same period last year.

Total current and non-current debt increased to $36.4 billion at September 30, 2012 from $33.0 billion at June 30, 2012 while cash and cash equivalents increased to $18.8 billion at September 30, 2012, from $17.3 billion at June 30, 2012. During the third quarter 2012 Shell issued $2.5 billion of debt under the US universal shelf registration. No new debt was issued under the euro medium-term note programme.

Net capital investment in the third quarter 2012 was $8.0 billion, of which $6.9 billion was in Upstream and $1.1 billion in Downstream. Net capital investment in the same period of 2011 was $6.1 billion, of which $5.9 billion was in Upstream and $0.2 billion in Downstream.

Dividends of $0.43 per share are announced on November 1, 2012 in respect of the third quarter. These dividends are payable on December 20, 2012. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2011 for additional information on the dividend access mechanism.

Shell provides shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme. Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new Class A shares will be issued under the Programme, including to shareholders who currently hold Class B shares.

Nine months Net cash from operating activities in the first nine months of 2012 was $36.2 billion compared with $30.3 billion for the same period last year.

Total current and non-current debt decreased to $36.4 billion at September 30, 2012 from $37.2 billion at December 31, 2011 while cash and cash equivalents increased to $18.8 billion at September 30, 2012, from $11.3 billion at December 31, 2011. During the first nine months of 2012 Shell issued $2.5 billion of debt under the US universal shelf registration. No new debt was issued under the euro medium-term note programme.

Net capital investment in the first nine months of 2012 was $18.9 billion, of which $16.0 billion was in Upstream, $2.8 billion in Downstream and $0.1 billion in Corporate. Net capital investment in the same period of 2011 was $13.8 billion, of which $11.7 billion was in Upstream, $2.0 billion in Downstream and $0.1 billion in Corporate.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 22

CAUTIONARY STATEMENT

All amounts shown throughout this Report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 23 per cent shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Shell’s Annual Report and Form 20-F for the year ended December 31, 2011 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, November 1, 2012. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

We may have used certain terms, such as resources, in this report that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

November 1, 2012

Contacts:

•	Investor Relations: Europe: + 31 (0)70 377 4540; USA: +1 713 241 1042

•	Media: Europe: + 31 (0)70 377 3600

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 23

APPENDIX I

First half year 2012 Portfolio Developments

Upstream

In Australia, the 4.3 million tonnes per annum (“mtpa”) capacity Pluto LNG project (Shell indirect share 20.8%) delivered its first liquefied natural gas (“LNG”) cargo to Japan. The project is expected to produce some 140 thousand barrels of oil equivalent per day (“boe/d”) at peak production.

Shell signed a binding agreement for the long-term supply of 2 mtpa of LNG to CPC Corporation, Taiwan (“CPC”) for 20 years from 2016.

In the United States, first production was achieved at the Caesar/Tonga deepwater project (Shell share 22.5%) in the Gulf of Mexico. At peak, the project is expected to produce some 40 thousand boe/d.

In Canada, Shell, Korea Gas Corporation (“KOGAS”), Mitsubishi Corporation and PetroChina Company Limited announced that they are assessing a potential LNG export facility in Western Canada, near Kitimat, British Columbia. The proposed project, named LNG Canada (Shell share 40%), is expected to initially have two 6 mtpa capacity LNG trains, with an option to expand the project in the future.

In Nigeria, Shell took the Final Investment Decisions on the Forcados Yokri Integrated Project (Shell share 30%) and the Southern Swamp Associated Gas Gathering Project (Shell share 30%). These projects are expected to produce some 100 thousand boe/d and 85 thousand boe/d respectively at peak production and reduce flaring intensity.

In Oman, Petroleum Development Oman (Shell share 34%) achieved first oil at the Harweel Enhanced Oil Recovery project. The project is expected to produce some 40 thousand boe/d at peak production.

In the United Kingdom, Shell agreed to acquire Hess Corporation’s 15.7% interest in the Schiehallion field and its 12.9% interest in the Schiehallion Floating Production, Storage and Offloading facility (“FPSO”) for some $0.5 billion. The transaction, which is subject to regulatory approvals, is expected to close later in 2012, increasing Shell’s interest in the field from 33.3% to 49.0% and in the FPSO from 36.3% to 49.2%.

Shell continued to divest Upstream positions during the first half year 2012, with divestment proceeds totalling some $3.6 billion, including among others its 40% participating interest in the oil and gas exploration block BS-4 in the Santos Basin offshore Brazil and the proceeds from the sale of Shell’s interests in the natural gas transport infrastructure joint venture Gassled in Norway.

Also, in Australia, Shell agreed to sell a combined 32.5% participating interest in the Prelude Floating LNG project under separate agreements to Inpex (17.5%), KOGAS (10%) and CPC (5%). Divestment proceeds from the first two agreements have already been received in the first half year 2012. The completion of these transactions is subject to conditions precedent including regulatory approvals. The combined 32.5% participating interest represents a net book value of some $0.5 billion at the end of the first quarter 2012.

During the first half year 2012, Shell had a successful appraisal at the Vito discovery (Shell share 55%) in the Gulf of Mexico offshore the United States. Shell also had a successful appraisal at the Appomattox discovery (Shell share 80%) in the Gulf of Mexico.

As part of its global exploration programme, Shell spent some $1.0 billion on new acreage positions during the first half year 2012, including deep-water positions, liquids-rich shales potential and tight-gas acreage.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 24

Downstream

In Australia, refining operations at Shell’s Clyde refinery (79 thousand barrels per day) ceased in early October 2012. The Clyde refinery and the Gore Bay terminal will be converted into a fuel import facility.

In the United States, inspection activities and repairs continue on the crude distillation unit at the expansion of Motiva’s refinery (Shell share 50%) in Port Arthur, Texas. The crude unit, which is part of the recently completed 325 thousand b/d expansion project at the refinery, was safely shut down without any injuries in early June after it experienced operational issues. Motiva is targeting to restart the crude unit in 2013. The original Port Arthur refinery, which has 275 thousand b/d distillation capacity, continues to operate normally.

In Qatar, Shell and Qatar Petroleum have entered the Front End Engineering and Design phase for a world-scale petrochemicals project (Shell share 20%) in Ras Laffan Industrial City. The scope under consideration includes a plant of up to 1.5 mtpa mono-ethylene glycol and 0.3 mtpa of linear alpha olefins.

Shell continued to divest Downstream positions during the first half year 2012 with divestment proceeds totalling some $0.7 billion. Divestments included retail stations in North America and an LPG business in Asia Pacific. Shell also completed the sale of the majority of its shareholding of its downstream businesses in Côte d’Ivoire, Burkina Faso and Guinea. This represents the second stage of the divestment of the majority of Shell’s shareholding in most of its downstream businesses in Africa as announced in February 2011, with the remainder expected to be completed later in 2012.

In Botswana and Namibia, Shell agreed to divest the majority of its shareholding in its downstream businesses. The agreements, which are subject to regulatory approvals, now form part of the divestment of Shell’s shareholding in most of its downstream businesses in Africa.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 25

Identified Items – Nine months ended September 30, 2012

Earnings in the first nine months 2012 reflected the following items, which in aggregate amounted to a net gain of $193 million (compared with a net gain of $2,325 million in the first nine months 2011), as summarised in the table on page 11:

•

Upstream earnings included a net gain of $336 million, reflecting divestment gains and the mark-to-market valuation of certain gas contracts. These were partly offset by assets impairment, a net tax charge and decommissioning provisions. Upstream earnings for the first nine months 2011 included a net gain of $2,397 million.

•

Downstream earnings included a net gain of $128 million, reflecting divestment gains. These were partly offset by legal and environmental provisions. Downstream earnings for the first nine months 2011 included a net loss of $19 million.

•

Corporate and Non-controlling interest earnings included a net charge of $271 million, mainly reflecting a tax provision. Corporate and Non-controlling interest earnings for the first nine months 2011 included a net loss of $53 million.

Earnings by business segment – Nine months ended September 30, 2011

Upstream

Nine months Upstream earnings excluding identified items were $15,648 million compared with $15,493 million in the first nine months 2011. Identified items were a net gain of $336 million, compared with a net gain of $2,397 million in the first nine months 2011 (see page 11).

Compared with the first nine months 2011, Upstream earnings excluding identified items reflected the contribution of Pearl GTL, higher LNG realisations and increased trading contributions. Earnings also benefited from higher liquids realisations and increased gas realisations outside of the Americas. These items were largely offset by higher depreciation, increased operating expenses, lower gas realisations in the Americas and higher exploration expenses.

Global liquids realisations were 2% higher than in the first nine months 2011, whereas synthetic crude oil realisations in Canada decreased by 8%. Global natural gas realisations were in line with the same period a year ago. Natural gas realisations in the Americas decreased by 40%, whereas natural gas realisations outside the Americas increased by 11%.

Nine months 2012 production was 3,211 thousand boe/d compared with 3,186 thousand boe/d for the same period a year ago. Liquids production was down 3% and natural gas production increased by 5% compared with the first nine months 2011. Excluding the impact of divestments, exits, PSC price effects and security impacts onshore Nigeria, production volumes in the first nine months 2012 were 3% higher than in the same period last year.

LNG sales volumes of 14.71 million tonnes were 5% higher than in the first nine months 2011, mainly reflecting the successful ramp-up of Qatargas 4 LNG.

Downstream

Nine months Downstream earnings excluding identified items were $4,148 million compared with $4,552 million in the first nine months 2011. Identified items were a net gain of $128 million, compared with a net charge of $19 million in the first nine months 2011 (see page 11).

Compared with the first nine months 2011, Downstream earnings excluding identified items reflected higher realised refining margins and lower operating expenses, mainly as a result of favourable currency exchange rate effects. These items were more than offset by lower Chemicals earnings as well as reduced contributions from marketing and trading.

Oil products sales volumes were in line with the same period a year ago. Lower marketing volumes, mainly as a result of portfolio divestments, were offset by higher trading volumes. Excluding the impact of divestments and the effects of the formation of the Raízen joint venture, sales volumes were 3% higher compared with the same period last year.

Chemicals sales volumes decreased by 2% compared with the same period last year, mainly due to reductions in European capacity and rationalisation of the contract portfolio. Chemicals manufacturing plant availability increased to 91% compared with 89% in the first nine months 2011.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 26

Refinery intake volumes decreased by 3% compared with the first nine months 2012. Excluding portfolio impacts, refinery intake volumes were 3% higher than in the same period a year ago. Refinery availability increased to 93% compared with 92% in the first nine months 2011.

Corporate

Nine months Corporate results and Non-controlling interest excluding identified items (see page 11) were a loss of $239 million compared with a loss of $204 million in the first nine months 2011.

Corporate results excluding identified items, compared with the first nine months 2011, mainly reflected higher net interest expense and increased operating expenses, which was largely offset by higher tax credits and favourable currency exchange rate effects.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 27

APPENDIX II

Net capital investment by business segment

Net capital investment is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

	$ million
	Nine months ended
	September 30, 2012	September 30, 2011
Net capital investment:
Upstream	15,997	11,720
Downstream	2,804	1,980
Corporate	106	96

Total	18,907	13,796
Proceeds from divestments	5,060	6,247

Capital investment	23,967	20,043
Exploration expenses excluding exploration wells written off	(1,413)	(982)
Investments in equity-accounted investments	(2,811)	(1,571)
Leases and other items	2,159	(1,103)

Capital expenditure	21,902	16,387

Return on average capital employed (ROACE)

Return on average capital employed measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, return on average capital employed is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

Calculation of ROACE	$ million Last twelve months
	September 30, 2012	September 30, 2011
Income for current and previous three quarters	26,608	31,575
Interest expense after tax	891	752
Income before interest expense	27,499	32,327
Capital employed – opening	205,563	189,525
Capital employed – closing	221,541	205,563
Capital employed – average	213,552	197,544

ROACE	12.9%	16.4%

Share-based compensation

There are a number of share-based compensation plans for Shell employees.

The principal share-based employee compensation plan is the Performance Share Plan (PSP). For the details of the PSP reference is made to the Annual Report and Form 20-F for the year ended December 31, 2011. The following table presents the number of shares and American Depositary Shares (“ADSs”) in the Company conditionally awarded under the PSP outstanding as at September 30, 2012. The measurement period for the shares granted is three years.

PSPs	Class A shares	Class B shares	Class A ADSs
Outstanding at September 30, 2012 (thousands)	27,260	10,454	8,584

Prior to the introduction in 2005 of the PSP, Shell’s plans offered options over shares and ADSs of the Company which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 28

The following table presents the number of shares and ADSs in the Company under option as at September 30, 2012, and the range of expiration dates.

Share option plans	Class A shares	Class B shares	Class A ADSs
Under option at September 30, 2012 (thousands)	14,621	4,674	4,125
Range of expiration dates	Nov 2012 – Aug 2016	Nov 2012 – Nov 2014	Oct 2012 – May 2014

Ratio of earnings to fixed charges

The following table sets out for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and the nine months ended September 30, 2012, the consolidated unaudited ratio of earnings to fixed charges of Shell.

	Nine months ended September 30,	$ million Years ending December 31,
	2012	2011	2010	2009	2008	2007
Pre-tax income from continuing operations before income from equity investees	31,105	46,923	29,391	16,044	43,374	42,342
Total fixed charges	1,331	1,608	1,684	1,669	2,009	1,840
Distributed income from equity investees	7,918	9,681	6,519	4,903	9,325	6,955
Less: interest capitalised	399	674	969	1,088	870	667

Total earnings	39,955	57,538	36,625	21,528	53,838	50,470

Interest expensed and capitalised	1,143	1,209	1,218	902	1,371	1,235
Interest within rental expense	188	399	466	767	638	605

Total fixed charges	1,331	1,608	1,684	1,669	2,009	1,840

Ratio earnings/fixed charges	30.02	35.78	21.75	12.90	26.80	27.43

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations before adjustment for non-controlling interest plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as of September 30, 2012. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million
September 30, 2012
Equity attributable to Royal Dutch Shell plc shareholders	183,785
Current debt	8,280
Non-current debt	28,078

Total debt[A] [B]	36,358

Total capitalisation	220,143

[A]	Of total debt, $32.0 billion was unsecured and $4.4 billion was secured.
[B]	Includes, as at September 30, 2012, $27.4 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2011: $28.7 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. As at September 30, 2012, Shell also had outstanding guarantees of $3.5 billion, of which $2.2 billion related to debt of equity-accounted investments.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 29